POLISH FINANCIAL SUPERVISION AUTHORITY

Consolidated quarterly report QSr 4/2008

(In accordance with §86, section 2 and §87, section 1 of the Decree of the Minister of Finance dated 19 October 2005 – Journal of Laws No. 209, point 1744)

for issuers of securities involved in production, construction, trade or services activities

For the fourth quarter of the financial year **2008** comprising the period from **1 October 2008** to **31 December 2008**
Containing the condensed consolidated financial statements according to International Financial Reporting Standards in PLN, and condensed financial statements according to International Financial Reporting Standards in PLN.

publication date: 27 February 2009

KGHM Polska Miedź Spółka Akcyjna
(name of the issuer)

KGHM Polska Miedź S.A.	**Metals industry**
(name of issuer in brief)	(issuer branch title per the Warsaw Stock Exchange)
59-301	**LUBIN**
(postal code)	(city)
M. Skłodowskiej – Curie	**48**
(street)	(number)
(48 76) 74 78 200	**(48 76) 74 78 500**
(telephone)	(fax)
IR@BZ.KGHM.pl	**www.kghm.pl**
(e-mail)	(website address)
692-000-00-13	**390021764**
(NIP)	(REGON)

Translation from the original Polish version

SELECTED FINANCIAL ITEMS

data concerning the condensed consolidated financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	4 quarters accrued for the 12 months ended 31 December 2008	4 quarters accrued for the 12 months ended 31 December 2007	4 quarters accrued for the 12 months ended 31 December 2008	4 quarters accrued for the 12 months ended 31 December 2007
I. Sales	12 672 449	13 494 128	3 587 795	3 572 900
II. Operating profit	3 184 172	4 526 953	901 495	1 198 621
III. Profit before income tax	3 394 257	4 756 887	960 974	1 259 502
IV. Profit for the period	2 764 994	3 935 516	782 819	1 042 024
V. Profit for the period attributable to shareholders of the Parent Entity of the Group	2 765 307	3 934 559	782 907	1 041 771
VI. Profit for the period attributable to minority interest	(313)	957	(89)	253
VII. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VIII. Earnings per ordinary share (in PLN/EUR)	13.83	19.67	3.91	5.21
IX. Net cash generated from operating activities	2 959 725	4 680 129	837 951	1 239 178
X. Net cash used in investing activities	(1 919 124)	(811 108)	(543 338)	(214 761)
XI. Net cash used in financing activities	(1 827 363)	(3 335 447)	(517 359)	(883 141)
XII. Total net cash flow	(786 762)	533 574	(222 746)	141 276
	At 31 December 2008	At 31 December 2007	At 31 December 2008	At 31 December 2007
XIII. Non-current assets	9 113 354	7 932 257	2 184 200	2 214 477
XIV. Current assets	5 825 032	5 570 957	1 396 087	1 555 265
XV. Non-current assets held for sale	29 987	184	7 187	51
XVI. Total assets	14 968 373	13 503 398	3 587 473	3 769 793
XVII. Non-current liabilities	1 849 279	1 710 812	443 217	477 614
XVIII. Current liabilities	2 137 379	2 290 977	512 266	639 580
XIX. Equity	10 981 715	9 501 609	2 631 990	2 652 599
XX. Minority interest	58 208	47 621	13 951	13 295

data concerning the condensed financial statements of KGHM Polska Miedź S.A.

	in '000 PLN		in '000 EUR	
	4 quarters accrued for the 12 months ended 31 December 2008	4 quarters accrued for the 12 months ended 31 December 2007	4 quarters accrued for the 12 months ended 31 December 2008	4 quarters accrued for the 12 months ended 31 December 2007
I. Sales	11 302 913	12 183 113	3 200 055	3 225 777
II. Operating profit	3 596 364	4 682 034	1 018 194	1 239 683
III. Profit before income tax	3 553 629	4 655 530	1 006 095	1 232 665
IV. Profit for the period	2 920 378	3 798 826	826 811	1 005 832
V. Number of shares issued	200 000 000	200 000 000	200 000 000	200 000 000
VI. Earnings per ordinary share (in PLN/EUR)	14.60	18.99	4.13	5.03
VII. Net cash generated from operating activities	2 749 171	4 468 046	778 339	1 183 024
VIII. Net cash used in investing activities	(1 721 778)	(577 867)	(487 466)	(153 004)
IX. Net cash used in financing activities	(1 809 021)	(3 405 550)	(512 166)	(901 702)
X. Total net cash flow	(781 628)	484 629	(221 293)	128 318
	At 31 December 2008	At 31 December 2007	At 31 December 2008	At 31 December 2007
XI. Non-current assets	8 703 565	7 431 425	2 085 985	2 074 658
XII. Current assets	5 173 979	4 992 205	1 240 049	1 393 692
XIII. Non-current assets held for sale	23 020	-	5 517	-
XIV. Total assets	13 900 564	12 423 630	3 331 551	3 468 350
XV. Non-current liabilities	1 640 668	1 439 396	393 219	401 841
XVI. Current liabilities	1 668 604	2 018 285	399 915	563 452
XVII. Equity	10 591 292	8 965 949	2 538 417	2 503 057

Translation from the original Polish version

Table of contents to the consolidated quarterly report

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated financial statements

Consolidated balance sheet

	Note	At 31 December 2008	31 December 2007
Assets			
Non-current assets			
Property, plant and equipment		7 135 414	6 614 352
Intangible assets		151 572	119 231
Investment property		18 083	16 517
Investments in associates		1 498 116	690 096
Deferred tax assets		190 089	320 506
Available-for-sale financial assets		31 213	47 155
Held-to-maturity investments		59 592	43 934
Derivative financial instruments		6 501	33 395
Trade and other receivables		22 774	47 071
		9 113 354	**7 932 257**
Current assets			
Inventories		1 597 738	1 744 495
Trade and other receivables		1 448 554	925 367
Current corporate tax receivables		1 850	7 377
Derivative financial instruments		711 127	81 622
Cash and cash equivalents		2 065 763	2 812 096
		5 825 032	**5 570 957**
Non-current assets held for sale		**29 987**	**184**
TOTAL ASSETS		**14 968 373**	**13 503 398**
Equity and liabilities			
EQUITY			
Equity attributable to shareholders of the Parent Entity			
Share capital		2 000 000	2 000 000
Other reserves		517 330	13 118
Retained earnings		8 406 177	7 440 870
		10 923 507	**9 453 988**
Minority interest		**58 208**	**47 621**
TOTAL EQUITY		**10 981 715**	**9 501 609**
LIABILITIES			
Non-current liabilities			
Trade and other payables		44 289	24 762
Borrowings and finance lease liabilities	A.IV.6	98 055	162 909
Derivative financial instruments		-	3 087
Deferred tax liabilities		68 197	29 804
Liabilities due to employee benefits		1 039 423	919 923
Provisions for other liabilities and charges		599 315	570 327
		1 849 279	**1 710 812**
Current liabilities			
Trade and other payables		1 726 155	1 646 406
Borrowings and finance lease liabilities	A.IV.6	192 923	113 201
Current corporate tax liabilities		65 952	343 377
Derivative financial instruments		4 930	14 335
Liabilities due to employee benefits		83 531	77 402
Provisions for other liabilities and charges		63 888	96 256
		2 136 379	**2 290 977**
TOTAL LIABILITIES		**3 985 658**	**4 001 789**
TOTAL EQUITY AND LIABILITIES		**14 968 373**	**13 503 398**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated income statement

	Note	Financial period for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
CONTINUED ACTIVITIES:					
Sales	A.IV.1	2 835 088	12 672 449	3 273 469	13 494 128
Cost of sales	A.IV.2	(2 368 403)	(8 510 474)	(1 959 786)	(7 578 224)
Gross profit		**466 685**	**4 161 975**	**1 313 683**	**5 915 904**
Selling costs	A.IV.2	(44 389)	(225 540)	(63 300)	(210 044)
Administrative expenses	A.IV.2	(246 128)	(778 127)	(217 155)	(737 874)
Other operating income	A.IV.3	560 264	1 045 040	24 712	1 305 377
Other operating costs	A.IV.4	(412 648)	(1 019 176)	(118 042)	(1 746 410)
Operating profit		**323 784**	**3 184 172**	**939 898**	**4 526 953**
Finance costs - net	A.IV.5	(18 060)	(57 494)	(10 692)	(35 159)
Share of profits of associates accounted for using the equity method		34 356	267 579	66 905	265 093
Profit before income tax		**340 080**	**3 394 257**	**996 111**	**4 756 887**
Income tax expense		(86 801)	(629 263)	(136 364)	(821 371)
Profit for the period		**253 279**	**2 764 994**	**859 747**	**3 935 516**
attributable to:					
shareholders of the Parent Entity		254 528	2 765 307	860 301	3 934 559
minority interest		(1 249)	(313)	(554)	957
Earnings per share attributable to the shareholders of the Parent Entity during the period (in PLN per share)					
- basic		1.27	13.83	4.30	19.67
- diluted		1.27	13.83	4.30	19.67

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated statement of changes in equity

	Attributable to shareholders of the Parent Entity				
	Share capital	Other reserves	Retained earnings	Attributable to minority interest	Total equity
At 1 January 2007 as previously stated	**2 000 000**	**(431 161)**	**6 648 838**	**44 725**	**8 262 402**
Prior period error	**-**	**-**	**251 473**	**37**	**251 510**
At 1 January 2007	**2 000 000**	**(431 161)**	**6 900 311**	**44 762**	**8 513 912**
Impact of cash flow hedging valuation	-	567 423	-	-	567 423
Fair value losses on available-for-sale financial assets	-	(6 727)	-	-	(6 727)
Deferred tax	-	(116 417)	-	-	(116 417)
Total income/(expenses) recognised directly in equity	**-**	**444 279**	**-**	**-**	**444 279**
Profit for the period	-	-	3 934 559	957	3 935 516
Total recognised income/(expenses)	**-**	**444 279**	**3 934 559**	**957**	**4 379 795**
Dividends for 2006	-	-	(3 394 000)	-	(3 394 000)
Transactions with minority interest	-	-	-	1 902	1 902
At 31 December 2007	**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
At 1 January 2008	**2 000 000**	**13 118**	**7 440 870**	**47 621**	**9 501 609**
Impact of cash flow hedging valuation	-	617 862	-	-	617 862
Fair value gains on available-for-sale financial assets	-	7 169	-	-	7 169
Deferred tax	-	(120 819)	-	-	(120 819)
Total income/(expenses) recognised directly in equity	**-**	**504 212**	**-**	**-**	**504 212**
Profit/(loss) for the period	-	-	2 765 307	(313)	2 764 994
Total recognised income/(expenses)	**-**	**504 212**	**2 765 307**	**(313)**	**3 269 206**
Dividends for 2007	-	-	(1 800 000)	(74)	(1 800 074)
Transactions with minority interest	-	-	-	10 974	10 974
At 31 December 2008	**2 000 000**	**517 330**	**8 406 177**	**58 208**	**10 981 715**

(amounts in tables in thousand PLN, unless otherwise stated)

Consolidated cash flow statement

	Note	Financial period for the 12 months ended 31 December 2008	Financial period for the 12 months ended 31 December 2007
Cash flow from operating activities			
Profit for the period		2 764 994	3 935 516
Adjustments to profit for the period	A.IV.7	1 046 944	1 673 423
Income tax paid		(852 213)	(928 810)
Net cash generated from operating activities		**2 959 725**	**4 680 129**
Cash flow from investing activities			
Purchase of subsidiaries, less acquired cash and cash equivalents		(28 969)	(724)
Purchase of shares in associates		(737 686)	-
Proceeds from sale of shares in associates		8 542	-
Purchase of property, plant and equipment and intangible assets		(1 331 545)	(1 182 361)
Proceeds from sale of property, plant and equipment and intangible assets		17 580	20 001
Proceeds from sale of investment property		-	35 924
Purchase of held-to-maturity investments		(77 796)	(278 024)
Proceeds from sale of held-to-maturity investments		77 796	297 875
Purchase of available-for-sale financial assets		(201 862)	(210 123)
Proceeds from sale of available-for-sale financial assets		208 440	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(25 481)	(43 876)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		9 829	32 152
Expenses connected with loans granted		(100)	-
Repayments of loans granted		-	305
Interest received		1 004	867
Dividends received		183 162	265 468
Expenses connected with advances granted for purchase of property, plant and equipment and intangible assets		(14 629)	(9 732)
Other investment expenses		(7 409)	(6 272)
Net cash used in investing activities		**(1 919 124)**	**(811 108)**
Cash flow from financing activities			
Proceeds connected to transactions with minority interest		-	546
Proceeds from loans and borrowings		77 702	89 733
Repayments of loans and borrowings		(85 190)	(17 166)
Payments of liabilities due to finance leases		(4 484)	(5 501)
Interest paid		(15 317)	(9 059)
Dividends paid to the shareholders of the Parent Entity		(1 800 000)	(3 394 000)
Dividends paid to the minority interest		(74)	-
Net cash used in financing activities		**(1 827 363)**	**(3 335 447)**
Total net cash flow		**(786 762)**	**533 574**
Exchange gains/(losses) on cash and cash equivalents		40 429	(42 609)
Movements in cash and cash equivalents		**(746 333)**	**490 965**
Cash and cash equivalents at beginning of the period		**2 812 096**	**2 321 131**
Cash and cash equivalents at end of the period		**2 065 763**	**2 812 096**
Including restricted cash and cash equivalents		2 648	3 308

Selected explanatory data to the consolidated financial statements

I. Policies applied in preparing the financial statements

1. Introduction

The Parent Entity of the KGHM Polska Miedź S.A. Group is KGHM Polska Miedź S.A. with its registered head office in Lubin, whose shares are traded on a regulated market. The core business of the Company is the production of copper and silver.

The principal activities of the Group comprise:
- mining of non-ferrous metals ore,
- excavation of gravel and sand,
- production of copper, precious and non-ferrous metals,
- production of salt,
- casting of light and non-ferrous metals,
- forging, pressing, stamping and roll forming of metal - powder metallurgy,
- waste management,
- wholesale based on direct or contractual payments,
- warehousing and storage of goods,
- holding management activities,
- geological and exploratory activities,
- general construction activities with respect to mining and production facilities,
- generation and distribution of electricity, steam and hot water, production of gas and distribution of gaseous fuels through a supply network,
- professional rescue services,
- scheduled and non-scheduled air transport, and
- telecommunication and IT activities.

Activities involving the exploitation of copper ore, salt deposits and common minerals are carried out based on licenses held by KGHM Polska Miedź S.A., which were issued by the Minister of Environmental Protection, Natural Resources and Forestry in the years 1993-2004.

The business activities of the Group also include:
- production of goods from copper and precious metals,
- underground construction services,
- production of machinery and mining equipment,
- transport services,
- activities in the areas of research, analysis and design,
- production of road-building materials, and
- recovery of metals associated with copper ores.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Organisational structure of the KGHM Polska Miedź S.A. Group at 31 December 2008


Parent entity
KGHM Polska Miedź S.A.
Subsidiaries and indirect subsidiaries subject to consolidation
"Energetyka" sp. z o.o
PeBeKa S.A.
POL-MIEDŹ TRANS Sp. z o.o.
KGHM Metraco S.A.
Zagłębie Lubin Spółka Akcyjna
KGHM Polish Copper Ltd.
KGHM Kupferhandelsges. m.b.H
KGHM CONGO S.P.R.L.
"MIEDZIOWE CENTRUM ZDROWIA" S.A.
KGHM CUPRUM sp. z o.o. - CBR
CBJ sp. z o.o.
KGHM LETIA S.A.
DIALOG S.A.
PHP "MERCUS" sp. z o.o.
PHU "Lubinpex" Sp. z o.o.
KGHM Ecoren S.A.
DFM ZANAM - LEGMET Sp. z o.o.
INTERFERIE S.A.
Walcownia Metali Nieżelaznych spółka z o.o.
WM "ŁABĘDY" S.A.
INOVA Spółka z o.o.
WFP Hefra SA
DKE Spółka z o.o.
PMT Linie Kolejowe sp. z o.o.
AVISTA MEDIA Sp. z o.o.
Petrotel Sp. z o.o.
Subsidiaries and indirect subsidiaries not subject to consolidation
"Mercus Software" sp. z o.o.
PCPM sp. z o.o.
TUW-CUPRUM
Associates
Polkomtel S.A.
Indirect associates not accounted for using the equity method
PHU "Mercus Bis" Sp. z o.o.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

In the current quarter KGHM Polska Miedź S.A. consolidated 26 subsidiary entities, while one associated entity was accounted for using the equity method.

Beginning from 1 January 2005 *(based on IAS 8 par. 8, which allows exemption from the application of principles described in IFRS if the results of such an exemption are immaterial)*, the following subsidiaries were not consolidated - Polskie Centrum Promocji Miedzi sp. z o.o., „Mercus Software" Sp. z o.o (former PU „Mercus Serwis" Sp. z o.o.), and TUW Cuprum. Altogether, in the presented consolidated financial statements 3 subsidiaries were not consolidated, and the shares in one associated entity were measured at cost less an impairment loss. Exclusion of these entities from consolidation does not effect the honest presentation of the assets, financial result and cash flow of the Group.

The following quarterly report includes:

1. the consolidated financial statements of KGHM Polska Miedź S.A. for the current period from 1 October to 31 December 2008 and the comparable period from 1 October to 31 December 2007, together with selected explanatory data to the consolidated financial statements, and
2. other information to the consolidated quarterly report.

The quarterly financial information of KGHM Polska Miedź S.A. for the current period from 1 October to 31 December 2008 and the comparable period from 1 October to 31 December 2007 is an integral part of the report.

The financial statements for the fourth quarter of 2008 and the financial statements for the fourth quarter of 2007 have been restated, and are being audited by the auditor.

2. Exchange rates applied

The following currency rates were applied in the calculation of selected financial data in EUR:

- for the calculation of turnover, financial results and cash flow for the current period, the rate of ***3.5321 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2007, the rate of ***3.5820 PLN/EUR,***
- for the calculation of turnover, financial results and cash flow for the comparative period, the rate of ***3.7768 PLN/EUR,***
- for the calculation of assets, equity and liabilities at 31 December 2008, the rate of ***4.1724 PLN/EUR***

3. Accounting policies

The following consolidated financial statements and separate financial statements have been prepared in accordance with International Financial Reporting Standards approved by the European Union. The above-mentioned policies were published on 22 April 2008 in the consolidated annual report RS 2007.

Presentation of these statements is based on IAS 34, "Interim Financial Reporting", applying these same principles for the current and comparable periods, adjusting the comparable period to the changes of presentation adopted in the statement in the current period:

a) in the income statement the result on measurement and realisation of derivative instruments was presented separately (negative and positive effects) because of its significance. The results of this change in the amount of PLN 1 061 917 thousand increased other operating costs and increased other operating income (in the separate financial statements other operating costs were increased and other operating income were increased in the amount of PLN 1 058 325 thousand).

b) presentation of the Mine Closure Fund and of the financial assets financed from the resources of this Fund has been changed - they are presented separately, adjusting their presentation to the manner of presentation of the provision for the decommissioning of mines and other facilities. The result of the change in presentation is an increase in the total assets at 31 December 2007 in the amount of PLN 43 893 thousand (an increase in the total assets at 31 December 2007 in the separate financial statements in the amount of PLN 43 893 thousand).

II. Information on significant changes in estimates

1. Provisions for future liabilities

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

1.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates, mainly due to the increase in coal prices and revaluation of mortality tables, is an increase in the provision and a decrease in the financial result in the amount of PLN 68 537 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 55 550 thousand),

(an accrued decrease in profit, after reflecting the results in deferred tax, by PLN 101 790 thousand since the beginning of the financial year)

1.2 provision for future costs of decommissioning (restoration) of the Parent Entity's mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is an increase in the provision in the amount of PLN 121 581 thousand which decreased the financial result in the amount of PLN 13 758 thousand and increased property, plant and equipment in the amount of PLN 107 823 thousand. The increase in the provision resulted in an increase in deferred tax assets in the amount of PLN 22 463 thousand,

(an accrued increase in the provision by PLN 76 652 thousand since the beginning of the financial year, of which PLN 37 850 thousand was settled as an increase in property, plant and equipment and PLN 38 802 thousand was settled as a decrease in the financial result)

1.3 provisions for liabilities towards BOBMARK INTERNATIONAL with its registered head office in Warsaw. Based on the decision of Regional Court in Legnica, which dismissed the claim in its entirety and judged it as unfounded, the provision in the amount of PLN 11 839 thousand was released,

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

1.4 provisions for future employee remuneration costs together with charges in the amount of PLN 151 756 thousand, paid (in accordance with the Collective Labour Agreements) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

(after reflecting payouts of remuneration in the fourth quarter and in previous quarters, the provision at 31 December 2008 amounts to PLN 250 629 thousand and relates to the annual bonus paid after approval of the financial statements and the provision for the payout of remuneration based on the Metallurgist's Charter)

The recognition of other provisions for liabilities did not significantly impact the current period financial result.

2. Deferred income tax

The result of differences between the carrying amount and the tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was an increase in the deferred tax asset in the current quarter in the amount of PLN 64 296 thousand, which was settled:
- as an increase of the financial result, PLN 62 915 thousand,
- as an increase of the revaluation reserve on cash flow hedging financial instruments and on available-for-sale financial assets, PLN 176 thousand.

Other increases in the deferred tax asset in the amount of PLN 1 205 thousand represent the deferred tax asset in a subsidiary at the date the Group obtained control of the subsidiary.

(an accrued increase in the deferred tax asset by PLN 22 793 thousand since the beginning of the financial year, of which the following was settled:
- *as an increase of the financial result, PLN 21 531 thousand*
- *as an increase of the revaluation reserve on cash flow hedging financial instruments, PLN 57 thousand.*

Other increases in the deferred tax asset in the amount of PLN 1 205 thousand represent the deferred income tax asset in a subsidiary at the date the Group obtained control of the subsidiary.)

There was an increase in the deferred tax liability in the amount of PLN 178 881 thousand, of which the following was settled:
- as a decrease of the financial result, PLN 73 929 thousand
- as a decrease of the revaluation reserve on cash flow hedging financial instruments and on available-for-sale financial assets, PLN 104 705 thousand.

Other increases in the deferred tax liability in the amount of PLN 247 thousand represent the deferred tax liability in a subsidiary at the date the Group obtained control of the subsidiary.

(an accrued increase in the deferred tax liability by PLN 191 602 thousand since the beginning of the financial year, of which the following was settled:
- *as a decrease of financial result, PLN 70 479 thousand*
- *as a decrease of the revaluation reserve on cash flow hedging financial instruments and on available-for-sale financial assets, PLN 120 876 thousand.*

Other increases in the deferred tax liability in the amount of PLN 247 thousand represent the deferred tax liability in a subsidiary at the date the Group obtained control of the subsidiary.)

After offsetting the deferred tax asset and deferred tax liability, the deferred tax asset at the end of the reporting period was set at PLN 190 089 thousand, while the deferred tax liability was set at PLN 68 197 thousand.

III. Financial assets and property, plant and equipment

In the current quarter changes in financial assets were with respect to:

- in **investments in associates**
- increase in assets value due to acquisition of shares of Polkomtel S.A., in the amount of PLN 726 391 thousand (of which PLN 538 155 thousand in goodwill, determined based on provisional settlement of the acquisition),
- an increase in the value of investments as a result of applying the equity method, in the amount of PLN 34 356 thousand

(accrued since the beginning of the financial year:
- *increase in assets value due to acquisition of shares of Polkomtel S.A., in the amount of PLN 726 391 thousand (of which PLN 538 155 thousand in goodwill, determined based on provisional settlement of the acquisition),*
- *decrease in the value of shares of Polkomtel S.A. by the dividend received in the amount of PLN 182 860 thousand, and an increase due to the share in profits for the financial period in the amount of PLN 266 921 thousand*
- *decrease due to settlement of the retirement of shares of Minova-Ksante Sp. z o.o. in the amount of PLN 3 090 thousand, and an increase due to the share in profits until the disposal date in the amount of PLN 658 thousand)*

- in **available-for-sale financial assets,**

non-current:
- the settlement of gains on measurement of assets in other reserves in the amount of PLN 7 978 thousand,
- a sale of assets in the amount of PLN 200 thousand,
- a reclassification of shares to available-for-sale financial assets in the amount of PLN 20 000 thousand,

(accrued since the beginning of the financial year:
- *the settlement of gains on measurement of assets in other reserves in the amount of PLN 7 169 thousand,*
- *the reversal of an impairment loss in other operating income in the amount of PLN 78 thousand,*
- *an impairment loss in the amount of PLN 45 thousand,*
- *the purchase of assets in the amount of PLN 222 thousand,*
- *a sale of assets in the amount of PLN 3 258 thousand*

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

- a loss on sales settled in other operating costs in the amount of PLN 109 thousand
- a reclassification of shares to available-for-sale financial assets in the amount of PLN 20 000 thousand)

current:
- the disposal of assets in the amount of PLN 101 857 thousand
- the realisation of assets and reversal of measurement, settled in equity, in other operating income in the amount of PLN 571 thousand

(accrued since the beginning of the financial year:
- the acquisition of participation units in the amount of PLN 201 857 thousand
- the disposal of assets in the amount of PLN 201 857 thousand
- the measurement of assets in the amount of PLN 1 893 thousand settled as an increase of other reserves,
- the realisation of assets and reversal of measurement, settled in equity, in other operating income in the amount of PLN 1 893 thousand,
- the reclassification of shares of Vivid.pl S.A. from the category of subsidiaries to available-for-sale financial assets due to a loss of control in the amount of PLN 4 279 thousand,
- an impairment loss on the shares of Vivid.pl S.A. settled in other operating costs in the amount of PLN 4 279 thousand)

- in **held-to-maturity investments**

non-current – financial assets financed from the resources of the Mine Closure Fund were acquired in the amount of PLN 1 481 thousand.
(an accrued acquisition in the amount of PLN 15 652 thousand since the beginning of the financial year)

- in **derivative financial instruments** – due to a change in macroeconomic conditions there was an increase in the fair value of derivative instruments; due to this change the financial result was increased by PLN 456 552 thousand. For the detailed information on derivatives see pages 34-37, Risk management.

(an accrued increase in the financial result due to measurement and realisation by PLN 386 068 thousand (of which: an increase in revenues from sales in the amount of PLN 579 992 thousand and a decrease in the result on other operating activities in the amount PLN 193 924 thousand) and an increase in other reserves by PLN 617 862 thousand since the beginning of the financial year)

- in **financial receivables** – an impairment allowance in the amount of PLN 14 075 thousand (an excess of the impairment allowance recognised, PLN 18 206 thousand over reversed, PLN 4 131 thousand), of which the most important item is the impairment allowance on trade receivables.
(an accrued impairment allowance in the amount of PLN 20 292 thousand since the beginning of the financial year (an excess of impairment recognised of PLN 36 549 thousand over reversed of PLN 16 257 thousand)

- in **loans granted** – an impairment loss was reversed in the amount of PLN 7 thousand
(an accrued impairment loss in the amount of PLN 3 124 thousand since the beginning of the financial year (an excess of impairment recognised of PLN 3 131 thousand over reversed of PLN 7 thousand)

In addition in the current quarter the following impairment losses on other assets were recognised or reversed:

property, plant and equipment and intangible assets
- impairment loss recognised PLN 274 839 thousand
- impairment loss reversed PLN 75 thousand

(accrued since the beginning of the financial year
- impairment loss recognised PLN 297 209 thousand
- impairment loss reversed PLN 14 667 thousand)

non-financial receivables
- impairment allowance reversed PLN 313 thousand

(accrued since the beginning of the financial year
- impairment allowance recognised PLN 10 026 thousand
- impairment allowance reversed PLN 5 434 thousand)

inventories
- write-down recognised PLN 65 047 thousand
- write-down reversed PLN 123 thousand

(accrued since the beginning of the financial year
- write-down recognised PLN 66 576 thousand
- write down reversed PLN 1 518 thousand)

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

IV. Selected additional explanatory notes

1. Sales

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Copper, precious metals, smelter by-products	2 532 928	11 248 737	2 900 249	12 162 500
Energy	7 874	35 657	11 421	34 447
Services	208 568	1 006 651	235 965	874 285
Mining machinery, transport vehicles for mining and other	8 050	34 408	6 967	17 179
Goods for resale	48 480	239 493	78 561	307 818
Wastes and materials	2 199	9 785	2 440	10 106
Other goods	26 989	97 718	37 866	87 793
Total	**2 835 088**	**12 672 449**	**3 273 469**	**13 494 128**

2. Costs by type

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Depreciation of property, plant and equipment and amortisation of intangible assets	183 971	681 368	154 316	597 546
Employee benefit costs	830 762	3 080 980	821 652	2 938 479
Materials and energy consumption	629 024	3 392 670	989 824	3 333 469
External services	565 927	1 802 192	397 246	1 357 858
Taxes and charges	71 887	335 860	85 378	325 764
Advertising costs and representation expenses	12 032	49 967	19 300	70 094
Property and personal insurance	1 058	14 734	612	15 135
Research and development costs not capitalised in intangible assets	3 922	4 883	2 750	4 256
Other costs, of which:	350 635	399 209	16 625	39 720
Impairment of property, plant and equipment, intangible assets	267 494	286 620	1 090	4 043
Write-down of inventories	65 047	66 576	1 814	4 230
Allowance for impairment of trade receivables	18 607	31 581	2 608	14 771
Reversal of impairment of property, plant and equipment, intangible assets	(75)	(14 501)	(3)	(3)
Reversal of write-down of inventories	(123)	(1 518)	(469)	(1 714)
Reversal of allowance for impairment of trade receivables	(2 636)	(12 703)	1 354	(18 363)
Losses from the disposal of financial instruments	164	1 608	795	1 142
Other operating costs	2 157	41 546	9 436	35 614
Total costs by type	**2 649 218**	**9 761 863**	**2 487 703**	**8 682 321**
Cost of goods for resale and materials sold (+), of which:	7 229	128 437	49 164	210 469
Allowance for impairment of receivables	1 002	1 438	237	789
Reversal of allowance for impairment of receivables	(111)	(505)	(45)	(789)
Change in inventories of finished goods and work in progress (+/-)	145 516	101 968	(203 000)	(1 448)
Cost of manufacturing products for internal use (-)	(143 043)	(478 127)	(93 626)	(365 200)
Total cost of sales, selling and administrative costs	**2 658 920**	**9 514 141**	**2 240 241**	**8 526 142**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

3. Other operating income

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Income and gains on financial instruments, classified under other operating activities, resulting from:	502 294	938 307	(19 197)	1 207 831
Measurement and realisation of derivative instruments	374 053	697 428	(60 015)	1 061 917
Gains from the disposal of financial instruments	3 474	15 695	5 078	26 863
Interest on financial instruments	29 670	128 344	35 681	118 911
Reversal of impairment losses on available-for-sale financial assets	-	78	42	100
Foreign exchange gains	93 707	93 707	-	-
Reversal of allowance for impairment of loans and receivables	1 390	3 055	17	40
Gains from the disposal of investment property	-	-	-	16 122
Increase in fair value of investment property	1 567	1 567	-	-
Gains from the disposal of a subsidiary and an associate	4 670	5 913	-	-
Gains from the disposal of perpetual usufruct of land	16	450	(23)	391
Gains from the disposal of intangible assets	(44)	2 027	-	-
Other interest	6 142	20 455	13 065	13 224
Dividends received	-	303	-	396
Reversal of impairment losses on assets under construction	-	166	2 111	2 111
Reversal of allowance for impairment of other non-financial receivables	313	5 434	7	129
Government grants and other donations received	423	2 520	1 567	3 334
Release of unused provisions	18 569	27 733	5 426	13 215
Penalties and compensation received	9 544	15 812	7 283	16 236
Surpluses identified in tangible current assets and cash and cash equivalents	7 899	7 899	7 574	7 965
Excess payments of property tax	-	-	9 544	11 210
Foreign exchange gains - non-financial	1 359	1 359	-	-
Other operating income/gains	7 512	15 095	(2 645)	13 213
Total other operating income	**560 264**	**1 045 040**	**24 712**	**1 305 377**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

4. Other operating costs

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Costs and losses on financial instruments, classified as other operating costs, resulting from:	371 410	901 323	27 019	1 557 052
Measurement and realisation of derivative instruments	486 961	891 352	(80 521)	1 371 505
Losses from the disposal of financial instruments	-	2 608	-	-
Interest on financial liabilities	556	657	1 688	2 046
Impairment losses on available-for-sale financial assets	(4 279)	45	58	131
Allowances for impairment of loans and receivables	1 728	6 661	103	374
Foreign exchange losses	(113 556)	-	105 691	182 996
Decrease in the fair value of investment property	-	-	(3 700)	2 336
Losses from the sale of shares in subsidiaries	-	-	-	872
Allowances for impairment of other non-financial receivables	-	10 026	25 570	42 564
Losses from the disposal of intangible assets	-	-	682	1 502
Losses on the sale of property, plant and equipment	15 715	21 626	15 472	19 996
Impairment losses on assets under construction	7 316	10 560	2 477	5 178
Impairment losses on intangible assets not yet available for use	29	29	816	816
Interest on overdue non-financial liabilities	813	1 801	213	5 699
Donations granted	244	11 546	1 527	9 990
Provisions for liabilities	4 390	31 771	38 641	62 505
Penalties and compensation paid	1 018	4 484	1 075	5 325
Non-culpable shortages in tangible current assets and cash and losses from fortuitous events	1 823	1 823	2 802	2 802
Other operating costs/losses	9 890	24 187	5 448	29 773
Total other operating costs	**412 648**	**1 019 176**	**118 042**	**1 746 410**

5. Net finance costs

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Interest expense:	4 924	16 640	3 187	10 481
On bank and other loans	3 707	14 339	2 903	9 640
Due to finance leases	1 217	2 301	284	841
Net exchange (gains)/losses on borrowings	3 055	2 004	769	(1 327)
Changes in the value of provisions due to unwinding of discount	9 846	38 091	6 952	26 303
Other net finance costs	235	759	(216)	(298)
Total net finance costs	**18 060**	**57 494**	**10 692**	**35 159**

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

6. Borrowings and liabilities due to finance leases

	At	
	31 December 2008	31 December 2007
Non-current	**98 055**	**162 909**
Bank loans	63 605	132 440
Loans	8 311	13 781
Finance lease liabilities	26 139	16 688
Current	**192 923**	**113 201**
Bank loans	181 031	101 890
Loans	5 758	7 722
Finance lease liabilities	6 134	3 589
Total	**290 978**	**276 110**

7. Adjustments to profit for the period in the consolidated cash flow statement

	Financial period	
	for the 12 months ended 31 December 2008	for the 12 months ended 31 December 2007
Income tax from the income statement	629 263	821 371
Depreciation/amortisation	681 368	597 546
Impairment losses on property, plant and equipment, intangible assets, available-for-sale financial assets and loans	285 633	8 261
Share of profits of associates accounted for using the equity method	(267 579)	(265 093)
Interest and share in profits (dividends)	15 672	9 674
Foreign exchange (gains)/losses	(16 585)	41 858
Change in provisions	84 399	89 595
Change in derivative instruments	2 759	(69 699)
Other adjustments	9 562	(16 394)
Changes in working capital:	(377 548)	456 304
Inventories	146 659	24 268
Trade and other receivables	(510 203)	459 269
Trade and other payables	(14 004)	(27 233)
Total adjustments to profit for the period	**1 046 944**	**1 673 423**

V. Situation and results of significant companies

DIALOG S.A.

Financial data of DIALOG S.A. included in the consolidated financial statements of KGHM Polska Miedź S.A.

	from 1 October 2007 to 31 December 2007	from 1 October 2008 to 31 December 2008	from 1 January 2007 to 31 December 2007	from 1 January 2008 to 31 December 2008	Change*
Sales	132 509	132 587	496 042	548 034	110.5
Operating profit/loss	(9 109)	(283 582)	17 152	(305 406)	x
EBITDA	16 083	13 676**	119 022	76 301**	64.1
Profit/loss for the period	42 007	(261 517)	63 372	(292 139)	x

** 2007 = 100*
*** - EBITDA (EBIT adjusted by amortisation/depreciation and impairment)*

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

In 2008 the company recorded a loss on operating activities, mainly due to impairment of assets, including an impairment loss on property, plant and equipment (IAS 36) of PLN 268 270 thousand.

In 2008 DIALOG S.A continued its strategy aimed at successively increasing the customer base, in both voice and Internet services, leading to consistent growth in the company's revenues.
Thanks to its investments and its active search for new customers, DIALOG S.A. broke the general market trend away from fixed-line telephony, and despite strong competition from mobile operators there was an increase in the number of customers using voice services based on its own network. At the end of 2008 the company had 417.2 thousand ringing lines within its network.
Simultaneously the company increased the number of customers using services based on the Telekomunikacja Polska S.A. network by 83% during the analysed period, as compared to 2007. At the end of 2008 the company had 162.1 thousand active WLR customers.
DIALOG S.A. is dynamically expanding its base of internet customers, in particular with respect to broadband internet access. At the end of 2008 the company had 136.8 thousand internet customers, including 8.6 thousand BSA service users, meaning an increase as compared to 2007 respectively by 120% and 412%.
In February 2008 DIALOG S.A. commenced sales of DIALOGmedia services, comprising digital television, video on demand, broadband internet and fixed-line telephony. At the end of 2008 the number of DIALOGmedia customers amounted to 3 500.
During the year the company also worked on introducing a new product - MVNO - thanks to which it will be offering mobile services as a so-called virtual operator. From August 2008 to January 2009 it has been testing the technical platform and services of MVNO. The company assumes implementation of this project and the commercial commencement of these services in 2009.

On 6 November 2008 DIALOG S.A. acquired 6 150 shares of PETROTEL Sp. z o.o. with a nominal value of PLN 1 000 per share, representing 75 % of the share capital of this company, based on a contingent agreement for the acquistion of shares dated 22 September 2008 entered into between PKN ORLEN S.A. and DIALOG S.A. Based on this contingent agreement, DIALOG S.A. presented an offer to the minority shareholders to acquire the remaining 2 050 shares, representing 25 % of the share capital of PETROTEL Sp. z o.o. At the turn of 2008/2009 DIALOG S.A. purchased 2 014 shares from these minority shareholders with a nominal value of PLN 1 000 per share, as a result of which the ownership percentage of DIALOG S.A. in the share capital of PETROTEL Sp. z o.o. increased to 99.56%. Simultaneously DIALOG S.A. became the owner of a modern telecommunications infrastructure valued at approx. PLN 40 million, which is currently being used by over 20 thousand fixed-line telephony customers and 10 thousand internet users in the region of Plock and its vicinity.

On 24 September 2008 the Management Board of Vivid.pl S.A., 100% owned by DIALOG S.A., filed a bankruptcy petition for the company. The bankruptcy was announced by the court on 29 September 2008. Vivid.pl S.A. generated losses and required regular capital injections, while its liabilities exceeded the value of the company's assets, both in respect of the owner and the company's customers.
On 4 April 2008 court registration took place of a decrease in the share capital of DIALOG S.A. from PLN 1 959 800 thousand to PLN 489 950 thousand, i.e. by PLN 1 469 850 thousand, through a decrease in the existing face value of all existing company shares from PLN 100.00 to PLN 25.00 per share. The purpose of this decrease in share capital was to cover the losses incurred by the company in prior years in the amount of PLN 913 150 thousand. The funds in the amount of PLN 556 700 thousand, remaining after the coverage of losses, were allocated to the reserve capital of the company.

Polkomtel S.A.

The carrying amount of the shares of Polkomtel S.A. in the consolidated financial statements at 31 December 2008 accounted for using the equity method amounted to PLN 1 498 116 thousand.

Financial results of Polkomtel S.A.

	from 1 October 2007 to 31 December 2007	from 1 October 2008 to 31 December 2008	from 1 January 2007 to 31 December 2007	from 1 January 2008 to 31 December 2008	Change*
Sales	2 036 778	2 192 992	7 799 020	8 482 085	108.8
Operating profit	428 172	322 747	1 771 713	1 889 180	106.6
EBITDA	697 006	642 757	2 832 633	3 105 925	109.7
Profit for the period	340 372	175 211	1 358 676	1 361 239	100.2

** 2007 = 100*

In 2008 the company, in comparison to 2007, increased its revenues, which is related to an increase in the customer base by 1 019 thousand persons. At the end of 2008 the customer base exceeded 14 474 thousand.

On 28 March 2008 the Ordinary General Shareholders' Meeting of Polkomtel S.A. resolved to distribute profit for 2007, pursuant to which the amount of PLN 1 248 245 thousand was allocated as a shareholder dividend. Of this amount, based on a resolution of the Supervisory Board of the company, in December 2007 an interim dividend payment of PLN 315 700 thousand was made to shareholders. The remainder, PLN 932 545 thousand, was paid in two instalments: PLN 466 170 thousand in May 2008, and PLN 466 375 thousand in November 2008. KGHM Polska Miedź S.A. received a total dividend for 2007 of PLN 244 764 thousand, proportionally to its shareholding in the company.

In 2008 proceedings were concluded in the dispute respecting the „Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." entered into on 10 March 2006 between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as the purchasers, and TDC Mobile International A/S as the seller, which had been contested by Vodafone Americas Inc. Details of this agreement were described in the current report dated 10 March 2006 and in the consolidated annual report for 2007.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

On 25 March 2008 the International Court of Arbitration in Vienna issued a so-called partial verdict, followed on 6 November 2008 by a final verdict in the matter of the claim filed on 10 March 2006 by Vodafone Americas Inc. at the International Court of Arbitration of the Federal Chamber of Commerce in Vienna (Vodafone Americas Inc. had filed claims against six entities, naming TDC Mobile International A/S as the Principle Respondent, Polkomtel S.A. as the First Auxiliary Respondent and KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A. and Węglokoks S.A. as further Auxiliary Respondents). In the statement of its claims, Vodafone Americas Inc. had challenged, among others, the method of setting the price by TDC International A/S in the offer addressed to the other shareholders. In these verdicts the Court of Arbitration dismissed all claims of Vodafone Americas Inc. which could have blocked acquisition by the Polish shareholders of Polkomtel S.A. of the respective portion of the shares of this company held by TDC A/S. This favourable decision for KGHM Polska Miedź S.A. confirmed the validity of the agreement signed 10 March 2006 between KGHM Polska Miedź S.A., PKN ORLEN S.A., PSE S.A., Węglokoks S.A. and TDC Mobile International A/S on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A

As a result of these verdicts by the Court of Arbitration, on 21 November 2008 the District Court in Warsaw issued a decision on cancellation of the prior decision of the Court dated 24 February 2006 prohibiting, among others, sale of the shares of Polkomtel S.A held by TDC A/S. Once this decision became legally binding, the condition precedent of the "Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A." dated 10 March 2006 was met. In an agreement signed on 19 November 2008, all of the shareholders of Polkomtel S.A. - KGHM Polska Miedź S.A., PKN ORLEN S.A., PGE Polska Grupa Energetyczna S.A., Węglokoks S.A., TDC A/S and Vodafone Americas Inc. - consented to the purchase by Vodafone Americas Inc. of shares in Polkomtel S.A. from TDC A/S, to which it was entitled, via another member of the Vodafone Group. Pursuant to this Agreement, Vodafone Americas Inc. committed to submit a request to the District Court in Warsaw respecting lifting of the injunction on the shares of Polkomtel S.A. held by TDC A/S, which was imposed by a decision of the Court dated 24 February 2006 prohibiting TDC A/S from selling such shares to KGHM Polska Miedź S.A., PKN ORLEN S.A., PGE Polska Grupa Energetyczna S.A. and Węglokoks S.A. Once the decision of the District Court in Warsaw became legally binding, the Agreement respecting the sale of the shares of Polkomtel S.A. was able to be realised.

Finally, on 18 December 2008 KGHM Polska Miedź S.A. purchased 980 486 ordinary registered shares in Polkomtel S.A., with a nominal value of PLN 100 each, representing approx. 4.78% of the share capital of Polkomtel S.A. As a result of this transaction, the percentage ownership of KGHM Polska Miedź S.A. in the share capital of this company changed from 19.61% to 24.39 %.

VI. Information on seasonal or cyclical activities

The Group is not affected by seasonal or cyclical activities.

VII. Information on the issuance, redemption and repayment of debt and equity securities

There was no issuance, redemption or repayment of debt and equity securities in the Group during the reported period.

VIII. Information related to a paid (or declared) dividend

In accordance with Resolution No. 5/2008 of the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A. dated 26 June 2008 regarding the appropriation of Company profit for financial year 2007 and setting of the right to dividend date and dividend payment date, the amount of PLN 1 800 000 thousand, representing PLN 9.00 per share, was allocated as a shareholders dividend from profit for financial year 2007.

The right to dividend date was set at 18 July 2008, and dividend payment date at 7 August 2008.

All Company shares are ordinary shares.

IX. Subsequent events

Acquisition of shares of „Biowind" Sp. z o.o. by „Energetyka" sp. z o.o.

On 5 January 2009 an agreement for the acquisition of the shares of the company „Biowind" Sp. z o.o. with its registered head office in Gdańsk was entered into between „Energetyka" sp. z o.o. (a subsidiary of KGHM Polska Miedź S.A.) and two physical persons.

Based on this agreement, „Energetyka" sp. z o.o. acquired 1000 shares with a nominal value of PLN 50 each, having a total nominal value of PLN 50 thousand, representing 100% of the shares of „Biowind" Sp. z o.o. and granting 100% of the votes at the General Shareholders' Meeting of „Biowind" Sp. z o.o.

The purchase price for the shares amounts to PLN 450 thousand. The shares were paid for in cash.

The share capital of „Biowind" Sp. z o.o. amounts to PLN 50 thousand and is divided into 1000 shares with a nominal value of PLN 50 per share.

The carrying amount of the assets in the accounts of „Energetyka" sp. z o.o. is PLN 450 thousand. The acquisition of these assets was financed using the internal funds of „Energetyka" sp. z o.o. The assets acquired are of a long-term, equity investment nature.

The purchase of shares of „Biowind" Sp. z o.o., holding a lease on property (around 300 hectares) in the Warmińsko-Mazurskie Voivodeship, enables the commencement of formal procedures aimed at realising an investment related to the construction of a wind farm.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

Termination of contracts with PGNIG

On 10 January 2009 two contracts entered into on 1 December 2003 by a subsidiary of KGHM Polska Miedź S.A. - "Energetyka" sp. z o.o. – and Polskie Górnictwo Naftowe i Gazownictwo Spółka Akcyjna (PGNIG S.A.) for the supply of natural gas for power-generation purposes to reception terminals in Żukowice and Polkowice (current report no. 58/2003 dated 3 December 2003) will be terminated.
Final negotiations are underway between KGHM Polska Miedź S.A./"Energetyka" sp. z o.o. and PGNIG S.A. with respect to the signing of a new contract for the supply of natural gas, among others to the reception terminals in Żukowice and Polkowice. It was established that KGHM Polska Miedź S.A. will be the receiving party to the contract for natural gas.

Acquisition of shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. by KGHM Ecoren S.A.

On 14 January 2009 an agreement for the acquisition of the shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. (a direct subsidiary of KGHM Ecoren S.A.) was signed between KGHM Ecoren S.A. (a direct subsidiary of KGHM Polska Miedź S.A.) and SITA POLSKA SPÓŁKA Z OGRANICZONĄ ODPOWIEDZIALNOŚCIĄ.

Based on this agreement, KGHM Ecoren S.A. acquired 380 shares of Dolnośląska Korporacja Ekologiczna Sp. z o.o. having a total nominal value of PLN 380 thousand, representing 49.67% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and granting 49.67% of the votes at the General Shareholders' Meeting.

The shares were acquired for PLN 2 801 thousand and paid for in cash on the date of signing the agreement. The carrying amount of the shares acquired in the accounts of KGHM Ecoren S.A. is PLN 2 863 thousand. The acquisition of these assets was financed using the internal funds of KGHM Ecoren S.A. The assets acquired are of a long-term, equity investment nature.

Currently KGHM Ecoren S.A. owns 100% of the share capital of Dolnośląska Korporacja Ekologiczna Sp. z o.o. and 100% of the votes at the General Shareholders' Meeting.

Approval by the Supervisory Board of the Budget for 2009 and the "Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018"

On 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Company's Budget for 2009 as presented by the Management Board and the „Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018". For detailed information regarding these documents see point II.1, page 32 in the section "Quarterly financial information".

X. Contingent and other off-balance sheet items

	At 31 December 2008	Increase/(decrease) since the end of the last financial year
Contingent receivables	**54 408**	**(104 408)**
Contested State budget issues	32 875	(113 179)
Guarantees received	21 533	8 771
Off-balance sheet receivables - inventions, implementation of projects	**25 195**	**-**
Contingent liabilities	**68 068**	**(640 592)**
Guarantees granted	15 390	(14 612)
Promissory note liabilities	18 094	2 593
Disputed issues, pending court proceedings	14 185	6 652
Contingent penalties	1 627	(2 266)
Preventive measures in respect of mine-related damages	8 000	(2 000)
Agreement on the acceptance of the offer and conditional transfer of shares in Petrotel sp. z o.o.	10 772	10 772
Agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	-	(641 731)
Off-balance sheet liabilities	**670 657**	**74 181**
Inventions, implementation of projects	86 583	30 995
Operating leases	59 846	(8 314)
Future payments due to perpetual usufruct of land	524 228	51 500

The value of contingent assets was determined based on estimates.

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

XI. Business segments

for the period from 1 January 2008 to 31 December 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	11 415 226	550 668	706 555	-	12 672 449
Inter-segment sales	91 172	3 336	1 653 016	(1 747 524)	-
Total revenue	**11 506 398**	**554 004**	**2 359 571**	**(1 747 524)**	**12 672 449**
RESULT					
Segment result	4 575 435	(252 560)	132 549	(493 125)	3 962 299
Unallocated expenses of Group as a whole	-	-	-	-	(778 127)
Operating profit	-	-	-	-	**3 184 172**
Finance cost - net	-	-	-	-	(57 494)
Share of profit of associates	-	266 921	658	-	267 579
Profit before income tax	-	-	-	-	**3 394 257**
Income tax expense	-	-	-	-	(629 263)
Profit for the period	-	-	-	-	**2 764 994**

At 31 December 2008

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	10 047 573	925 232	1 523 664	(433 413)	12 063 056
Investments in entities accounted for using the equity method	-	1 498 116	-	-	1 498 116
Unallocated assets of Group as a whole	-	-	-	-	1 407 201
Total consolidated assets	-	-	-	-	**14 968 373**
Segment liabilities	2 876 328	60 158	394 957	(262 895)	3 068 548
Unallocated liabilities of Group as a whole	-	-	-	-	918 110
Total consolidated liabilities	-	-	-	-	**3 986 658**

for the period from 1 January 2008 to 31 December 2008

Capital expenditures	1 162 829	72 158	241 028	(36 352)	1 439 663
Depreciation of property, plant and equipment	478 761	108 610	80 570	(11 984)	655 957
Amortisation of intangible assets	12 583	7 439	4 704	685	25 411
Impairment of property, plant and equipment and intangible assets recognised in income statement (an excess of impairment recognised over reversed)	3 318	278 709	515	-	282 542
Other non-cash expenses, of which:	36 258	20 700	9 516	(2 203)	64 271
- provisions recognised	15 755	10 603	5 413	-	31 771

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data to the consolidated financial statements (continuation)

for the period from 1 January 2007 to 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
REVENUE					
External sales	12 397 394	494 173	602 561	-	13 494 128
Inter-segment sales	135 430	3 943	1 480 637	(1 620 010)	-
Total revenue	**12 532 824**	**498 116**	**2 083 198**	**(1 620 010)**	**13 494 128**
RESULT					
Segment result	5 497 047	63 092	129 487	(424 798)	5 264 828
Unallocated expenses of Group as a whole	-	-	-	-	(737 875)
Operating profit	-	-	-	-	**4 526 953**
Finance cost - net	-	-	-	-	(35 159)
Share of profit of associates	-	264 191	902	-	265 093
Profit before income tax	-	-	-	-	**4 756 887**
Income tax expense	-	-	-	-	(821 371)
Profit for the period	-	-	-	-	**3 935 516**

At 31 December 2007

	Copper and precious metals, other smelter products	Telecom and IT services	Other	Eliminations	Consolidated amount
OTHER INFORMATION					
Segment assets	10 029 650	1 215 920	1 364 612	(451 750)	12 158 432
Investments in entities accounted for using the equity method	-	687 665	2 431	-	690 096
Unallocated assets of Group as a whole	-	-	-	-	654 870
Total consolidated assets	-	-	-	-	**13 503 398**
Segment liabilities	2 587 784	69 253	362 468	(223 071)	2 796 434
Unallocated liabilities of Group as a whole	-	-	-	-	1 205 355
Total consolidated liabilities	-	-	-	-	**4 001 789**
	for the period from 1 January 2007 to 31 December 2007				
Capital expenditures	837 502	108 454	188 972	(16 551)	1 118 377
Depreciation of property, plant and equipment	416 612	97 921	73 661	(11 912)	576 282
Amortisation of intangible assets	10 168	5 892	4 743	461	21 264
Impairment of property, plant and equipment and intangible assets recognised in income statement (an excess of impairment recognised over reversed)	3 710	5 204	(991)	-	7 923
Other non-cash expenses, of which:	84 796	6 389	7 579	(2 824)	95 940
- provisions recognised	57 046	98	5 361	-	62 505

(amounts in tables in thousand PLN, unless otherwise stated)

XII. Effects of changes in the structure of the economic entity, including due to the combination of economic entities, to the takeover or sale of entities of the KGHM Polska Miedź S.A. Group, to long-term investments, or to the separation, restructurisation or discontinuation of activities

Transfer of ownership of shares of Petrotel Sp. z o.o.

On 6 November 2008 there was the transfer of ownership of 6 150 shares of Petrotel Sp. z o.o., with a face value of PLN 1 thousand per share, representing 75% of the share capital of the company, to Telefonia DIALOG S.A. The transfer of ownership rights to these shares took place based on a contingent agreement for the acquisition of shares of Petrotel Sp. z o.o, entered into between PKN Orlen S.A. and Telefonia DIALOG S.A. on 22 September 2008. The assets were acquired for PLN 32 411 thousand, and their carrying amount in the accounts of Telefonia DIALOG S.A. is PLN 32 886 thousand.

The net asset value of Petrotel sp. z o.o. assumed for the provisional determination of goodwill at the acquisition date amounts to PLN 32 326 thousand. Goodwill was provisionally set at PLN 8 613 thousand.

Change in the share capital of KGHM Letia Legnicki Park Technologiczny

On 19 November 2008 a change in share capital was registered for KGHM LETIA Legnicki Park Technologiczny spółka akcyjna. The share capital of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna was increased by PLN 7 428 thousand. KGHM Polska Miedź S.A. acquired 4 448 newly-created shares having a total nominal value of PLN 4 448 thousand in return for a contribution in kind – PLN 4 447 thousand and cash – PLN 1 thousand. Currently the share capital of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna amounts to PLN 27 428 thousand. After registration of the increase in share capital, the share of KGHM Polska Miedź S.A. in the share capital of KGHM LETIA Legnicki Park Technologiczny spółka akcyjna changed from 94.95% to 85.45%

(amounts in tables in thousand PLN, unless otherwise stated)

Other information to the consolidated quarterly report

Position of the Management Board with respect to the possibility of achieving previously-published forecasts of results for 2008, in light of the results presented in this consolidated quarterly report relative to projected results

The Management Board of KGHM Polska Miedź S.A. has not published a forecast of Group results.

In a current report dated 27 March 2008 the KGHM Polska Miedź S.A. Budget assumptions for 2008 were published as approved by the Supervisory Board of the Company on the same day. The Budget assumes the achievement in 2008 of revenues from sales of PLN 11 193 million and of profit for the period of PLN 2 904 million. In 2008 these values were slightly exceeded and amounted to PLN 11 303 million and PLN 2 920 million, respectively.

The realisation of the financial results forecast, in spite of less favourable-than-assumed macroeconomic conditions, was possible mainly due to higher by 5.2% sales volume and the hedging policy realised in 2008.

In 2008 the unit cost of electrolytic copper production was 11 736 PLN/t, which is 5.8% lower than assumed (12 455 PLN/t). The main reasons for the more favourable-than-forecasted level of unit cost were: the lower price of external copper-bearing materials used in production and the higher-than-planned level of electrolytic copper production by 2.9%.

Shareholders holding at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. as at the date of publication of this consolidated quarterly report, and changes in the ownership structure of significant packets of shares of KGHM Polska Miedź S.A. in the period since publication of the prior consolidated quarterly report

At the date of publication of the consolidated report for the third quarter of 2008, i.e. at 14 November 2008, the only shareholder owning at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. was the State Treasury – which owned 83 589 900 shares of KGHM Polska Miedź S.A., representing 41.79% of the share capital and the same number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. (based on an announcement dated 16 May 2007).

Following publication of the consolidated report for the third quarter of 2008, KGHM Polska Miedź S.A. was not informed by any shareholder of any change in the ownership structure of significant packets of shares.

At the date of publication of this report, based on information held by KGHM Polska Miedź S.A., the only shareholder owning at least 5% of the total number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A. remains the State Treasury, which holds 83 589 900 shares of KGHM Polska Miedź S.A. representing 41.79% of the share capital and the same number of votes at the General Shareholders' Meeting of KGHM Polska Miedź S.A.

Ownership of shares of KGHM Polska Miedź S.A. or of rights to them (options) by management or supervisory personnel of KGHM Polska Miedź S.A., as at the date of publication of the consolidated quarterly report, based on information held by KGHM Polska Miedź S.A. Changes in ownership during the period following publication of the prior consolidated quarterly report

The Members of the Management Board of KGHM Polska Miedź S.A., at the date of publication of the consolidated report for the third quarter of 2008, i.e. at 14 November 2008, did not own any shares or share options of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A. at the date of publication of this report this did not change.

Among supervisory personnel, at the date of publication of the consolidated report for the third quarter of 2008, only Ryszard Kurek owned 10 shares of KGHM Polska Miedź S.A. Based on information held by KGHM Polska Miedź S.A., at the date of publication of this report this did not change.

List of proceedings being pursued in a court, an appropriate body for arbitration, or in a body of public administration

At 31 December 2008, the total value of on-going proceedings before the public courts, bodies appropriate for arbitration proceedings and bodies of public administration respecting liabilities and debtors, of KGHM Polska Miedź S.A. and its subsidiaries, did not represent at least 10% of the equity of KGHM Polska Miedź S.A.

Information on single or multiple transactions entered into by KGHM Polska Miedź S.A. or a subsidiary with related entities, if the value of these transactions (being the aggregate value of all transactions entered into since the beginning of the financial year) exceeds the equivalent of EUR 500 000 – which are not typical and routine transactions, entered into at arms length between related entities and their nature and terms arise from on-going operating activities

Transaction entered into between Zanam – Legmet Sp. z o.o. (indirect subsidiary of KGHM Polska Miedź S.A.) and KGHM Letia S.A. (direct subsidiary of KGHM Polska Miedź S.A.) related to a sale by Zanam – Legmet Sp. z o.o. of perpetual usufruct of plot no. 6/14, built-up area of 0.2734 ha, including: administrative building, gate-house, parking. Net value of the transaction: PLN 2 312 thousand. Transaction conditions: payment and delivery of the property by 23 May 2008.

Other information to the consolidated quarterly report (continuation)

Information on the granting by KGHM Polska Miedź S.A. or by its subsidiary of collateral on credit or loans, or of guarantees – jointly to a single entity or its subsidiary, if the total value of such securities or guarantees represents the equivalent of at least 10% of the equity of KGHM Polska Miedź S.A.

During the period from 1 January 2008 to 31 December 2008 neither KGHM Polska Miedź S.A. nor its subsidiaries granted collateral on credit or loans, nor did they grant guarantees to a single entity or its subsidiary whose total value would represent at least 10% of the equity of KGHM Polska Miedź S.A.

Other information which in the opinion of KGHM Polska Miedź S.A. is significant for the assessment of personnel situation, assets, finances and the financial result and any changes thereto, and information which is significant for assessing the ability to perform obligations

In the fourth quarter of 2008 there were no other significant events, apart from those mentioned in the commentary to the report, which could have a significant impact on the assessment of the material and financial position, the financial result of the Group and any changes thereto, or any other events significant for assessing the personnel situation and the ability to perform obligations.

Factors which will impact the financial results of the Group, at least in the following quarter

The largest impact on the results of the Group is from the parent entity – KGHM Polska Miedź S.A. – as well as, to a lesser degree, from Polkomtel S.A. and from DIALOG S.A.
As a result, the most significant factors impacting the results of the Group through the parent entity, particularly in the following quarter, will be:

- copper and silver prices on the metals markets,
- the USD/PLN exchange rate,
- electrolytic copper production costs,
- the potential effects of the hedging policy being realised.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A.

Balance sheet	Note	At 31 December 2008	At 31 December 2007
Assets			
Non-current assets			
Property, plant and equipment		5 515 028	4 832 630
Intangible assets		80 904	74 830
Shares in subsidiaries		1 795 013	1 803 390
Investments in associates		1 163 640	438 559
Deferred tax assets		-	160 781
Available-for-sale financial assets		21 034	32 935
Held-to-maturity investments		59 545	43 893
Derivative financial instruments		6 501	33 395
Trade and other receivables		61 900	11 012
		8 703 565	**7 431 425**
Current assets			
Inventories		1 446 802	1 603 487
Trade and other receivables		1 222 501	772 279
Derivative financial instruments		711 096	81 444
Cash and cash equivalents		1 793 580	2 534 995
		5 173 979	**4 992 205**
Non-current assets held for sale		**23 020**	**-**
TOTAL ASSETS		**13 900 564**	**12 423 630**
Equity and liabilities			
EQUITY			
Share capital		2 000 000	2 000 000
Other reserves		518 748	13 783
Retained earnings		8 072 544	6 952 166
TOTAL EQUITY		**10 591 292**	**8 965 949**
LIABILITIES			
Non-current liabilities			
Trade and other payables		24 962	6 305
Borrowings and finance lease liabilities		17 173	20 319
Derivative financial instruments		-	3 087
Deferred tax liabilities		31 516	-
Liabilities due to employee benefits		975 697	853 096
Provisions for other liabilities and charges	C. I. 1	591 320	556 589
		1 640 668	**1 439 396**
Current liabilities			
Trade and other payables		1 476 088	1 510 841
Borrowings and finance lease liabilities		7 120	8 612
Current corporate tax liabilities		64 866	343 022
Derivative financial instruments		3 771	14 335
Liabilities due to employee benefits		73 289	66 199
Provisions for other liabilities and charges	C. I. 1	43 470	75 276
		1 668 604	**2 018 285**
TOTAL LIABILITIES		**3 309 272**	**3 457 681**
TOTAL EQUITY AND LIABILITIES		**13 900 564**	**12 423 630**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Income statement

	Note	Financial period for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
CONTINUED ACTIVITIES:					
Sales	C. I. 2	2 552 327	11 302 913	2 912 335	12 183 113
Cost of sales	C. I. 3	(1 887 401)	(7 215 430)	(1 683 451)	(6 617 286)
Gross profit		**664 926**	**4 087 483**	**1 228 884**	**5 565 827**
Selling costs	C. I. 3	(24 274)	(79 791)	(18 051)	(77 572)
Administrative expenses	C. I. 3	(205 824)	(615 316)	(177 480)	(608 507)
Other operating income	C. I. 4	546 560	1 226 073	73 634	1 516 362
Other operating costs	C. I. 5	(475 479)	(1 022 085)	(120 218)	(1 714 076)
Operating profit		**505 909**	**3 596 364**	**986 769**	**4 682 034**
Finance costs - net	C. I. 6	(14 053)	(42 735)	(6 471)	(26 504)
Profit before income tax		**491 856**	**3 553 629**	**980 298**	**4 655 530**
Income tax expense		(104 282)	(633 251)	(188 269)	(856 704)
Profit for the period		**387 574**	**2 920 378**	**792 029**	**3 798 826**
Earnings per share during the period (in PLN per share)					
- basic		1.94	14.60	3.96	18.99
- diluted		1.94	14.60	3.96	18.99

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Statement of changes in equity

	Share capital	Other reserves	Retained earnings	Total equity
At 1 January 2007	**7 413 573**	**(431 526)**	**1 133 767**	**8 115 814**
Impact of cash flow hedging valuation	-	567 423	-	567 423
Fair value losses on available-for-sale financial assets	-	(5 697)	-	(5 697)
Deferred tax	-	(116 417)	-	(116 417)
Total income/(expenses) recognised directly in equity	**-**	**445 309**	**-**	**445 309**
Profit for the period	-	-	3 798 826	3 798 826
Total recognised income/(expenses)	-	**445 309**	**3 798 826**	**4 244 135**
Dividends for 2006	-	-	(3 394 000)	(3 394 000)
Settlement of share capital revaluation due to hyperinflation	(5 413 573)	-	5 413 573	-
At 31 December 2007	**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
At 1 January 2008	**2 000 000**	**13 783**	**6 952 166**	**8 965 949**
Impact of cash flow hedging valuation	-	617 862	-	617 862
Fair value gains on available-for-sale financial assets	-	8 099	-	8 099
Deferred tax	-	(120 996)	-	(120 996)
Total income/(expenses) recognised directly in equity	**-**	**504 965**	**-**	**504 965**
Profit for the period	-	-	2 920 378	2 920 378
Total recognised income/(expenses)	**-**	**504 965**	**2 920 378**	**3 425 343**
Dividends for 2007	-	-	(1 800 000)	(1 800 000)
At 31 December 2008	**2 000 000**	**518 748**	**8 072 544**	**10 591 292**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Cash flow statement	Note	Financial period: for the 12 months ended 31 December 2008	Financial period: for the 12 months ended 31 December 2007
Cash flow from operating activities			
Profit for the period		2 920 378	3 798 826
Adjustments to profit for the period	C. I. 7	668 899	1 570 949
Income tax paid		(840 106)	(901 729)
Net cash generated from operating activities		**2 749 171**	**4 468 046**
Cash flow from investing activities			
Purchase of shares in subsidiaries		(128 134)	(79 440)
Proceeds from sale of shares in subsidiaries		-	10 052
Purchase of shares in associates		(737 686)	-
Proceeds from sale of shares in associates		8 542	-
Purchase of property, plant and equipment and intangible assets		(1 080 603)	(845 596)
Proceeds from sale of property, plant and equipment and intangible assets		7 447	8 378
Purchase of held-to-maturity investments		-	(41 846)
Proceeds from sale of held-to-maturity investments		-	42 200
Purchase of available-for-sale financial assets		(202 123)	(200 003)
Proceeds from sale of available-for-sale financial assets		204 540	267 412
Purchase of held-to-maturity investments financed from the resources of Mine Closure Fund		(25 481)	(43 876)
Proceeds from sale of held-to-maturity investments financed from the resources of Mine Closure Fund		9 829	32 152
Loans granted		(7 866)	(2 268)
Repayments of loans granted		53	10 326
Interest received		326	496
Dividends received		236 939	270 363
Other investment expenses		(7 561)	(6 217)
Net cash used in investing activities		**(1 721 778)**	**(577 867)**
Cash flow from financing activities			
Repayments of loans		(6 000)	(6 000)
Payments of liabilities due to finance leases		(2 568)	(4 795)
Interest paid		(453)	(755)
Dividends paid		(1 800 000)	(3 394 000)
Net cash used in financing activities		**(1 809 021)**	**(3 405 550)**
Total net cash flow		**(781 628)**	**484 629**
Exchange gains/(losses) on cash and cash equivalents		40 213	(43 070)
Movements in cash and cash equivalents		**(741 415)**	**441 559**
Cash and cash equivalents at beginning of the period		**2 534 995**	**2 093 436**
Cash and cash equivalents at end of the period		**1 793 580**	**2 534 995**
including restricted cash and cash equivalents		2 587	2 597

(amounts in tables in thousand PLN, unless otherwise stated)

Selected explanatory data

I. Selected additional notes

1. Changes in provisions for other liabilities and charges

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2007	**524 560**	**459 254**	**5 287**	**15 372**	**44 647**
Increase	270 332	234 006	4 779	352	31 195
Decrease	(163 027)	(142 949)	(5 256)	(505)	(14 317)
Provisions at 31 December 2007	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
of which:					
Non-current provisions	**556 589**	**527 623**	**4 272**	**-**	**24 694**
Current provisions	**75 276**	**22 688**	**538**	**15 219**	**36 831**

	TOTAL	Decommissioning costs of mines and other facilities	Costs of scrapping property, plant and equipment	Disputed issues and court proceedings	Other provisions
Provisions at 1 January 2008	**631 865**	**550 311**	**4 810**	**15 219**	**61 525**
Increase	191 904	177 792	2 971	2 713	8 428
Decrease	(188 979)	(125 178)	(2 060)	(13 100)	(48 641)
Provisions at 31 December 2008	**634 790**	**602 925**	**5 721**	**4 832**	**21 312**
of which:					
Non-current provisions	**591 320**	**574 224**	**2 467**	**-**	**14 629**
Current provisions	**43 470**	**28 701**	**3 254**	**4 832**	**6 683**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

2. Sales

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Copper, precious metals, smelter by-products	2 507 389	11 138 367	2 865 245	12 018 673
Salt	7 644	19 983	7 415	18 347
Services	15 380	50 885	14 676	54 285
Other goods	2 903	10 962	2 779	12 206
Goods for resale	10 768	43 232	11 663	42 560
Wastes and production materials	8 069	39 071	8 871	33 391
Other materials	174	413	1 686	3 651
Total	**2 552 327**	**11 302 913**	**2 912 335**	**12 183 113**

3. Costs by type

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Depreciation of property, plant and equipment and amortisation of intangible assets	132 046	481 376	108 687	418 551
Employee benefit costs	670 431	2 455 203	665 431	2 344 124
Materials and energy consumption	751 223	3 446 981	969 998	3 291 929
External services	297 051	1 034 444	257 793	884 436
Taxes and charges	57 045	278 017	69 339	268 129
Advertising costs and representation expenses	5 171	20 481	8 661	37 029
Property and personal insurance	(6)	8 871	(401)	9 835
Research and development costs not capitalised in intangible assets	3 922	4 883	2 968	4 982
Other costs, of which:	63 889	72 371	(7 807)	(5 619)
Impairment of property, plant and equipment, intangible assets	-	328	-	2 945
Write-down of inventories	61 573	62 172	777	1 388
Allowance for impairment of receivables	30	35	4	60
Reversal of write-down of inventories	(56)	(1 077)	(18)	(602)
Reversal of allowance for impairment of receivables	-	(3)	(11 784)	(14 159)
Reversal of impairment of property, plan and equipment, intangible assets	(67)	(67)	-	-
Losses from the disposal of financial instruments	164	1 608	795	1 142
Other operating costs	2 245	9 375	2 419	3 607
Total costs by type	**1 980 772**	**7 802 627**	**2 074 669**	**7 253 396**
Cost of goods for resale and materials sold (+)	19 462	80 266	21 682	76 848
Change in inventories of finished goods and work in progress (+/-)	140 354	114 896	(208 926)	16 416
Cost of manufacturing products for internal use (-)	(23 089)	(87 252)	(8 443)	(43 295)
Total cost of sales, selling and administrative costs	**2 117 499**	**7 910 537**	**1 878 982**	**7 303 365**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

4. Other operating income

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Income and gains on financial instruments, classified under other operating activities, resulting from:	521 549	937 416	(29 692)	1 191 951
Measurement and realisation of derivative instruments	356 018	672 624	(61 639)	1 058 325
Gains from the disposal of financial instruments	2 759	14 795	4 804	26 111
Interest on financial instruments	25 619	112 839	27 384	107 479
Reversal of allowance for impairment of financial receivables	-	5	(241)	36
Foreign exchange gains	137 153	137 153	-	-
Gains from the sale of an associate	-	7 233	-	-
Non-financial interest	6 099	10 549	13 058	13 215
Reversal of allowance for impairment of non-financial receivables	139	5 250	-	-
Foreign exchange losses - non-financial	(14 990)	(14 990)	-	-
Dividends received	8 877	237 174	64 799	270 363
Release of unused provisions	11 839	17 513	748	6 351
Penalties and compensation received	1 915	6 126	3 679	6 124
Excess payments of property tax	179	179	9 544	11 210
Government grants and other donations received	303	1 309	1 404	2 792
Other operating income/gains	10 650	18 314	10 094	14 356
Total other operating income	**546 560**	**1 226 073**	**73 634**	**1 516 362**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

5. Other operating costs

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Costs and losses on financial instruments, classified as other operating costs, resulting from:	376 024	884 844	17 633	1 536 974
Measurement and realisation of derivative instruments	481 742	884 625	(80 240)	1 371 472
Interest on overdue financial liabilities	182	199	(121)	-
Allowances for impairment of other financial receivables	6	20	23	51
Foreign exchange losses	(105 906)	-	97 971	165 451
Impairment losses on shares in a subsidiary	75 057	75 057	24 208	24 208
Allowances for impairment of other non-financial receivables	-	170	25 569	42 556
Impairment losses on intangible assets not yet available for use	29	29	765	765
Losses on the sale of property, plant and equipment	3 736	9 354	8 668	15 104
Impairment losses on assets under construction	2 947	2 947	-	-
Losses on the sale of intangible assets	77	77	734	734
Donations granted	3	10 636	1 233	8 847
Interest on overdue non-financial liabilities	813	1 784	558	5 715
Provisions for liabilities due to:	9 079	15 459	27 858	48 766
Decommissioning of mines	4 157	5 824	5 801	21 157
Disputed issues and court proceedings	763	2 713	322	352
Property tax and interest on property tax	262	1 335	5 438	10 624
Other	3 897	5 587	16 297	16 633
Penalties and compensation paid	44	1 442	680	2 498
Effects of tax control decision	(60)	639	19	2 606
Other operating costs/losses	7 730	19 647	12 293	25 303
Total other operating costs	**475 479**	**1 022 085**	**120 218**	**1 714 076**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

6. Net finance costs

	Financial period			
	for the 3 months ended 31 December 2008	for the 12 months ended 31 December 2008	for the 3 months ended 31 December 2007	for the 12 months ended 31 December 2007
Interest expense:	1 262	2 337	436	1 483
On loans	240	656	206	787
Due to finance leases	1 022	1 681	230	696
Net exchange losses/gains on borrowings	2 807	1 810	(916)	(1 281)
Changes in the value of provisions due to unwinding of discount	9 846	38 091	6 951	26 302
Other financial costs	138	497	-	-
Total net finance costs	**14 053**	**42 735**	**6 471**	**26 504**

7. Adjustments to profit for the period in the cash flow statement

	Financial period	
	for the 12 months ended 31 December 2008	for the 12 months ended 31 December 2007
Income tax from the income statement	633 251	856 704
Depreciation/amortisation	481 376	418 551
Impairment losses on property, plant and equipment, intangible assets, shares in subsidiaries	78 293	27 918
Interest and share in profits (dividends)	(235 194)	(269 255)
Foreign exchange (gains)/losses	(18 206)	42 848
Change in provisions	94 767	94 640
Change in derivative instruments	1 453	139 903
Other adjustments	(4 651)	(9 788)
Changes in working capital:	(362 190)	269 428
Inventories	156 685	34 784
Trade and other receivables	(493 721)	475 696
Trade and other payables	(25 154)	(241 052)
Total adjustments to profit for the period	**668 899**	**1 570 949**

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

II. Items affecting assets, liabilities, equity, profit for the period or cash flow, which are unusual as respects their type, amount or degree of influence

1. List of significant achievements or failures during the reported period, together with a list of the most important related events.

Approval of the "Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018" by the Supervisory Board of the Company

At its meeting on 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the „Strategy of KGHM Polska Miedź S.A. for the years 2009 – 2018"

The vision of KGHM Polska Miedź S.A. is to become a major, global copper producer by increasing copper production to approx. 700 thousand tonnes.

The Strategy of KGHM Polska Miedź S.A. is based on five main areas:
1. Improving productivity – aimed at halting increases in the unit cost of production.
2. Developing the resource base – aimed at increasing the production of copper in concentrate to approx. 700 thousand tonnes annually.
3. Diversifying sources of revenues and gaining gradual independence from energy prices.
4. Regional support.
5. Developing organisational know-how and capabilities.

Based on Company assumptions, total investment expenditures on the realisation of strategic projects in the years 2009 – 2018 will amount to approx. PLN 19.8 billion.

Realisation of the Strategy will improve over the short term cost competitiveness of the Company. In the mid-term (up to 10 years), as a result of development of the resource base, KGHM Polska Miedź S.A. will become an international copper mining company. Over the long term, diversification into the power sector will enable KGHM Polska Miedź S.A. to become an international copper group with diversified sources of income which will protect the Company from fluctuations in copper prices.

Detailed information on the Strategy was published in the current report dated 23 February 2009.

Approval by the Supervisory Board of the Budget for 2009

At its meeting on 23 February 2009 the Supervisory Board of KGHM Polska Miedź S.A. approved the Company's Budget for 2009 as presented by the Management Board.
The basis for preparation of the Budget were the preliminary results for 2008 and the assumptions contained in specific operating plans.
The accepted Budget assumes the achievement in 2009 of revenues from sales in the amount of PLN 7 048 million and profit for the period of PLN 488 million.
Due to the assumptions of the investment program and the anticipated global economic weakness, the Budget for 2009 assumes leaving all the profit for 2008 in the Company. The final decision respecting the appropriation of profit of KGHM Polska Miedź S.A. for financial year 2008 will be made by the Ordinary General Shareholders' Meeting of KGHM Polska Miedź S.A.

The basic assumptions of the Budget were published in the current report dated 23 February 2009.

Purchase of shares of Polkomtel

On 18 December 2008 the Company acquired 980 486 ordinary registered shares in Polkomtel S.A., with a nominal value of PLN 100 each, representing approx. 4.78% of the share capital of Polkomtel S.A., for a purchase price of EUR 180.50 per share (the equivalent of PLN 753.41 pursuant to the National Bank of Poland exchange rate for EUR/PLN of 18 December 2008), i.e. for an aggregate purchase price of EUR 176 978 thousand (the equivalent of PLN 738 705 thousand). As a result of settlement of this transaction, KGHM Polska Miedź S.A. holds 24.39% of the share capital of Polkomtel S.A.

The transaction was settled, based on the Agreement on the Acceptance of the Offer and Conditional Transfer of Shares in Polkomtel S.A., dated 10 March 2006, executed by KGHM Polska Miedź S.A., PKN ORLEN S.A., Polskie Sieci Elektroenergetyczne S.A. (currently PGE Polska Grupa Energetyczna S.A.) and WĘGLOKOKS S.A., as the purchasers, and TDC Mobile International A/S, as the seller.

For detailed information on the above-mentioned transaction see the part of the report related to the Group, page 15.

Proceedings in a dispute concerning the payment of damages to BOBMARK INTERNATIONAL

In April 2003 BOBMARK INTERNATIONAL Spółka z o.o. with its registered head office in Warsaw filed a suit with the Regional Court in Legnica, Civil Section I against the Company and PEW AQUAKONRAD S.A. in liquidation in Iwiny for the payment of damages amounting to PLN 12 299 thousand due to deterioration of water from the AQ1 and AQ2 water supplies by the activities of KGHM Polska Miedź S.A. The value of the amount under dispute, considering restriction of the suit, decreased to PLN 11 839 thousand.

At a hearing on 29 August 2008 the Regional Court in Legnica, Civil Section, dismissed the claim in its entirety and judged it as obviously unfounded. On 22 October 2008 the decision became legally binding.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

Selection of other significant events covered by current reports

Decision of the Management Board regarding programs to increase effectiveness and savings

The Management Board of KGHM Polska Miedź S.A., given the situation on the financial markets and the deteriorating environment surrounding the Company, including the significant decreases in copper prices, decided to undertake temporary actions aimed at a rapid decrease in costs and an increase in productivity. Consequently on 23 October 2008 it decided to realise a program to achieve savings and increase productivity, which will bring significant effects within a short period of time throughout the Company.

Simultaneously, work on projects to integrate the mines was halted, as well as on organisational changes respecting metallurgy, which assumed the achievement of measurable effects over a time frame of two to four years. Nonetheless, all elements of the above projects which could possibly bring about rapid economic effects, shall be continued.

In addition, previously-begun programs aimed at reducing costs and increasing productivity in various operating areas of the Company and Group are being continued. One of these is the centralisation of purchasing throughout the Group, which it is cautiously expected will bring about savings in 2009 on the order of at least PLN 200 million.

2. Measurement of financial assets and property, plant and equipment

Financial assets

Due to the measurement and settlement of future cash flow hedging transactions in an amount reflecting the effective portion of the hedge, after reflecting the results in deferred tax, other reserves were increased in the current quarter by PLN 439 254 thousand.
(an accrued increase in other reserves by PLN 498 405 thousand since the beginning of the year)

Due to the measurement and settlement of available-for-sale financial assets to fair value, after reflecting the results in deferred tax, other reserves were increased in the current quarter by PLN 7 122 thousand.
(an accrued increase in other reserves by PLN 6 560 thousand since the beginning of the year)

Due to the realisation and re-measurement of derivative instruments to fair value there was an increase in the financial result for the current quarter of PLN 443 735 thousand. For detailed information on derivatives see pages 35-38, Risk management.
(an accrued increase in the financial result by PLN 367 991 thousand due to measurement and realisation since the beginning of the year (of which: an increase in revenues from sales of PLN 579 992 thousand and a decrease in result on other operating activities of PLN 212 001 thousand)

Assets and the financial result in the current quarter were affected by the effects of impairment losses on shares in subsidiaries in the amount of PLN 75 057 thousand.
(an accrued decrease in the financial result by PLN 75 057 thousand since the beginning of the year)

Property, plant and equipment and receivables

Due to the depreciation of property, plant and equipment and amortisation of intangible assets, the financial result was charged in the current quarter by PLN 132 046 thousand.
(an accrued decrease in the financial result by PLN 481 376 thousand since the beginning of the year)

The revaluation of property, plant and equipment and intangible assets caused a decrease in the financial result of the current quarter in the amount of PLN 64 426 thousand (*PLN 64 332 thousand accrued since the beginning of the year*), of which PLN 61 517 thousand is from the measurement of inventories to net sale price, while PLN 2 909 thousand is from the valuation of property, plant and equipment and excess of impairment recognised over released as respects these assets.
Assets and the financial result in the current quarter were affected by allowances for impairment of receivables together with interest (an excess of allowances reversed over recognised), increasing the financial result of the current quarter by PLN 103 thousand.
(an accrued increase in the financial result by PLN 5 033 thousand since the beginning of the year)

The measurement of other assets did not significantly impact the current period financial result.

3. Type and amounts of changes in estimates

Provisions

The effects of revaluation or recognition of estimates of future liabilities (provisions) were settled in the financial result of the current quarter, and in particular:

3.1 provisions for future employee benefits due to one-off retirement or disability payments, jubilee awards and post-employment coal equivalent payments. The result of this change in estimates is an increase in the provision and a decrease in the financial result in the amount of PLN 72 497 thousand (after reflecting the results in deferred tax a decrease in profit in the amount of PLN 58 723 thousand),

(an accrued decrease in profit by PLN 129 691 thousand since the beginning of the financial year)

3.2 provision for future costs of decommissioning (restoration) of the mines. This provision includes the estimated costs of dismantling and removing technological facilities, for which the obligation for restoration upon the conclusion of activities is a result of separate law or standard practice. The result of this change in estimates is an increase in the provision in the amount of PLN 121 581 thousand which decreased the financial result in the amount of PLN 13 758 thousand and increase property, plant and equipment in the amount of PLN 107 823 thousand. The increase in the provision resulted in an increase in deferred tax assets in the amount of PLN 22 463 thousand,

(an accrued increase in the provision by PLN 76 652 thousand since the beginning of the financial year, of which PLN 37 850 thousand was settled as an increase in property, plant and equipment and PLN 38 802 thousand was settled as a decrease in the financial result)

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

3.3 provisions for liabilities towards BOBMARK INTERNATIONAL with its registered head office in Warsaw. Based on the decision of Regional Court in Legnica, which dismissed the claim in its entirety and judged it as unfounded, the provision in the amount of PLN 11 839 thousand was released,

3.4 provisions for future employee remuneration costs together with charges in the amount of PLN 141 802 thousand, paid (in accordance with the Collective Labour Agreements) on the occasion of mining and smelting holidays and after approval of the annual financial statements.

(after reflecting payouts of remuneration in the fourth quarter and in previous quarters, the provision at 31 December 2008 amounts to PLN 237 799 thousand and relates to the annual bonus paid after approval of the financial statements and the provision for the payout of remuneration based on the Metallurgist's Charter)

The revaluation and recognition of other provisions for liabilities did not significantly impact the current period financial result.

Deferred income tax

The result of differences between the carrying amount and tax base of balance sheet items is a change in the estimated value of the deferred tax asset and the deferred tax liabilities.

There was an increase in the deferred tax asset in the current quarter in the amount of PLN 40 148 thousand, which was settled as a decrease of the financial result.

(an accrued decrease in the deferred tax asset by PLN 9 898 thousand since the beginning of the financial year, of which the following was settled:
- *as a decrease of the financial result, PLN 9 779 thousand*
- *as a decrease of the revaluation reserve on cash flow hedging financial instruments, PLN 119 thousand)*

There was an increase in the deferred tax liability in the amount of PLN 176 438 thousand, of which the following was settled:
- as a decrease of the financial result, PLN 71 732 thousand
- as a decrease of the revaluation reserve on cash flow hedging financial instruments and on available-for-sale financial instruments, PLN 104 706 thousand

(an accrued increase in the deferred tax liability by PLN 182 399 thousand since the beginning of the financial year, of which the following was settled:
- *as a decrease of the financial result, PLN 61 522 thousand*
- *as a decrease of the revaluation reserve on cash flow hedging financial instruments and on available-for-sale financial instruments, PLN 120 877 thousand).*

After offsetting the deferred tax asset and deferred tax liability, the deferred tax liability at the end of the reporting period was set at PLN 31 516 thousand.

4. Factors and events, in particular those of an unusual nature, having a significant impact on the financial results achieved by the Company.

Production and financial results in the fourth quarter of 2008

In the fourth quarter of 2008, KGHM Polska Miedź S.A. produced 136 thousand t of electrolytic copper, including 32 thousand t from purchased copper-bearing materials (in 2008 respectively: 527 thousand t and 105 thousand t) and 340 t of metallic silver (in 2008: 1 193 t).

The most significant factors impacting the value of sales in the fourth quarter of 2008 were macroeconomic factors:
- copper prices on the London Metal Exchange (LME) at the average level of 3 940 USD/t (after 12 months: 6 952 USD/t),
- an average exchange rate of 2.86 PLN/USD (in 2008: 2.41 PLN/USD),
- average silver prices on the London Bullion Market (LBM) of 10.21 USD/troz (in 2008: 14.99 USD/troz),

and the sales volume: 140 thousand t of copper and copper products, and 317 t of silver (after 12 months respectively: 538 thousand t and 1 175 t).

The **revenues from sales** achieved of PLN 2 552 327 thousand were lower than those achieved in the fourth quarter of 2007 by PLN 360 008 thousand, i.e. by 12%. This decrease in sales was due to lower copper prices (a decrease from 7 239 USD/t to 3 940 USD/t) and silver prices (a decrease from 14.21 USD/troz to 10.21 USD/troz), along with the following factors which increased revenues from sales:
- an increase in positive adjustment due to settlement of hedging transactions (an increase from PLN 115 049 thousand to PLN 569 459 thousand),
- weakening of the PLN from 2.53 PLN/USD to 2.86 PLN/USD,
- an increase in the volume of copper sale (an increase from 122 thousand t to 140 thousand t) and of silver sale (an increase from 292 t to 317 t).

In the fourth quarter of 2008, revenues from the sale of copper and copper products represented 82%, and silver 12% (in the comparable period of 2007 respectively: 83% and 12%) of total revenues from sales.

Operating costs in the fourth quarter of 2008 amounted to PLN 2 117 499 thousand and were higher versus the comparable prior period by PLN 238 517 thousand, i.e. by 13%, alongside a higher volume level of sales of copper products by 14%. The level of operating costs was primarily impacted by:
- remeasurement of inventories,
- the higher value of technological materials used and energy due to an increase in prices,
- the higher labour costs as a result of an increase in the provision for future employee benefits (actuarial provision),

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

- the higher material and financial range of contracted mine preparatory work,

alongside a higher use of internal semi-finished products from storage.

The total unit cost of electrolytic copper production in the fourth quarter of 2008 amounted to 10 927 PLN/t and decreased in comparison to the comparable prior period by 8.5%.

This decrease in the cost of production is mainly due to the lower valuation of external copper-bearing materials used in production, and to the higher production of electrolytic copper by 2%.

Profit on sales (gross profit less administrative expenses and selling costs) in the fourth quarter of 2008 amounted to PLN 434 828 thousand and was lower by PLN 598 525 thousand, i.e. by 58%, than that achieved in the fourth quarter of 2007.

Other operating activities showed a profit in the fourth quarter of 2008 in the amount of PLN 71 081 thousand, of which the most significant items were foreign exchange gains, along with factors which decreased the result: a loss on measurement and settlement of derivative instruments and impairment loss on DIALOG S.A.

In comparison to the result achieved in the fourth quarter of 2007 the result on other operating activities was higher by PLN 117 665 thousand, mainly due to the change in the result on foreign exchange gains and measurement of derivative instruments.

As a result of the factors described above, **operating profit** in the fourth quarter of 2008 amounted to PLN 505 909 thousand and decreased versus the comparable prior period of 2007 by PLN 480 860 thousand, i.e. by 49%.

KGHM Polska Miedź S.A. earned a **profit for the fourth quarter of 2008** of PLN 387 574 thousand, which was lower by PLN 404 455 thousand, i.e. by 51%, than that achieved in the fourth quarter of 2007.

EBITDA in the fourth quarter of 2008 amounted to PLN 637 955 thousand (including depreciation/amortisation of PLN 132 046 thousand) and was lower by PLN 457 501 thousand (42%) than EBITDA in the comparable prior period.

Risk management

In the fourth quarter of 2008, strategies hedging the copper price represented approx. 53%, and those hedging the silver price approx. 29%, of the sales of these metals realised by the Company. In the case of the currency transactions, hedged revenues from sales represented approx. 70% of total revenues from sales realised by the Company.

In the fourth quarter of 2008, the result on derivative instruments amounted to PLN 443 735 thousand, of which revenues from sales were adjusted in the amount of PLN 569 459 thousand (the amount transferred from the revaluation reserve to profit or loss in the reporting period, being an adjustment in plus of revenues from sales), the amount of PLN (125 724) thousand increased other operating costs and losses, of which PLN (64 835) thousand represented cost due to the realisation of derivative instruments, while PLN (60 889) thousand represented cost due to the measurement of derivative instruments. The adjustment of other operating costs and losses due to the measurement of derivative transactions is mainly due to the change in the time value of options which are to be settled in future periods. Due to the existing hedge accounting regulations, changes in the time value of options may not be recognised in the revaluation reserve.

In the fourth quarter of 2008, the Company did not implement any copper price hedging strategies. In the period the Company did not implement adjustment hedge strategies either. In the case of the silver market, during the analysed period strategies hedging prices of this metal were not implemented. In the fourth quarter of 2008, adjustment hedge transactions were not implemented on the silver market.

In the case of the forward currency market in the fourth quarter of 2008, the Company implemented strategies hedging the USD/PLN exchange rate in the total volume of USD 384 million and maturity falling in 2009. The Company made use of options. During the analysed period, adjustment hedge transactions were not implemented on the currency market.

The Company remains hedged for a portion of copper sales planned in the first half of 2009 (63 thousand t), for a portion of silver sales planned in 2009 (9.6 million troz). The Company holds hedged positions for revenues from sales (currency market) in 2009 for USD 924 million.

All entities with which derivative transactions are entered into operate in the financial sector. These are financial institutions (mainly banks), with the highest (27.8%), medium-high (55.6%) or medium (16.7%) credit ratings. The maximum exposure to a single entity in respect of derivative instruments amounts to 17.9%.

Due to institutional and geographical diversification and cooperation with financial institutions having a high credit rating, the Company is not materially exposed to credit risk due to derivatives.

The Company has entered into framework agreements on net settlement in order to reduce cash flows and the credit risk to the level of positive fair value of hedging transactions with the given counterparty.

At 31 December 2008, the fair value of open positions in derivative instruments amounted to PLN 713 826 thousand, of which PLN 717 597 thousand related to the fair value of hedging instruments, while PLN (3 771) thousand related to the fair value of trade instruments. The fair value of open positions in derivative instruments varies, depending on changes in market conditions, and the final result on these transactions may vary significantly from the measurements described above.

Detailed information on positions in derivative instruments at 31 December 2008 is presented in the attached tables.

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

TRADE DERIVATIVES — 31 December 2008

Type of financial instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Avg. weighted[1] price/ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Financial assets		Financial liabilities	
			Current	Non-current	Current	Non-current
Derivatives - Metals - Copper						
Swaps	1.35	4 039.92			(3 771)	
Options						
TOTAL:					(3 771)	
Derivatives - Metals – Silver						
Swaps						
Options						
TOTAL:						
Derivatives – Currency contracts - USD/PLN						
Forwards						
Options						
TOTAL:						
Embedded derivative instruments						
Total trade derivatives					(3 771)	

HEDGING DERIVATIVES — 31 December 2008

Type of financial instrument	Volume/ Notional Cu ['000 t] Ag ['000 troz] Currency ['000 USD]	Avg.[1] weighted price/ ex. rate Cu [USD/t] Ag [USD/troz] Currency [USD/PLN]	Maturity date		Period of profit/loss impact		Financial assets		Financial liabilities	
			From	Till	From	Till	Current	Non-current	Current	Non-current
Derivatives – Metals - Copper										
Swaps										
Options										
Collar-purchased put options	3	7 300.00	Jan 09	Mar 09	Feb 09	Apr 09	37 604			
Collar-sold call options	3	9 000.00	Jan 09	Mar 09	Feb 09	Apr 09				
Purchased put options	60	6 200.00	Jan 09	June 09	Feb 09	July 09	554 031			
Synthetic put										
TOTAL:							591 635			
Derivatives – Metals - Silver										
Swaps										
Options										
Purchased put options	8 800	12.00	Jan 09	Nov 09	Feb 09	Dec 09	57 135			
Purchased put options	800	12.00	Dec 09	Dec 09	Jan 10	Jan 10		6 501		
Collar contracts										
TOTAL:							57 135	6 501		
Derivatives – Currency contracts - USD/PLN										
Forwards										
Options										
Purchased put options	924 000	2.4334	Jan 09	Dec 09	Jan 09	Dec 09	62 326			
TOTAL:							62 326			
Total hedging derivatives							711 096	6 501		

[1] The weighted average hedge contract prices/ exchange rates are aggregate amounts presented for informational purposes only. Their use in financial analysis in certain cases may lead to erroneous results. This relates to hedging levels and to levels of participation in option instruments, in the case of which the simulation of future settlement amounts may generate one set of results when the average weighted exercise price/ exchange rates is assumed, and a different set of results when the analysis makes use of specific exercise prices/ exchange rates of options entered into by the Company.

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

The fair value of other receivables/liabilities due to unsettled derivatives with a settlement date of 5 January 2009 is as follows:

- PLN (35 395) thousand presented as other financial liabilities,
- PLN 287 146 thousand presented as other financial receivables.

The fair values of derivatives and other receivables/liabilities due to unsettled derivatives at 31 December 2008 are presented in the table below:

	Total: fair value of derivatives and of other receivables/liabilities due to unsettled derivatives	Fair value of derivatives	Fair value of other receivables/liabilities due to unsettled derivatives
Receivables	1 004 743	717 597	287 146
Liabilities	(39 166)	(3 771)	(35 395)
Net fair value	965 577	713 826	251 750

At 31 December 2008, the revaluation reserve amounted to PLN 627 757 thousand, and related as a whole to the effective portion of the result from the measurement of transactions hedging metals price risk.

At 30 September 2008, the revaluation reserve from measurement of the effective portion of the fair value of hedging instruments amounted to PLN 85 468 thousand.

During the fourth quarter of 2008 the change in the revaluation reserve (an increase) amounted to PLN 542 289 thousand. This amount is comprised of changes in fair value recognised during the period in the revaluation reserve due to the effective portion of hedging transactions, i.e. an increase in the revaluation reserve by PLN 1 111 748 thousand, and the amount transferred from the revaluation reserve to profit and loss due to the settlement of effective portion of hedging transactions, a decrease of the revaluation reserve by PLN 569 459 thousand (an adjustment *in plus* of revenues from sales for the fourth quarter of 2008).

AMOUNTS RECOGNISED IN EQUITY	At 31 December 2008
Revaluation reserve – commodity price risk hedging transactions (copper and silver) - derivatives	627 757
Revaluation reserve – currency risk hedging transactions	-
Total revaluation reserve from hedging instruments in cash flow hedges (excluding the deferred tax effect)	627 757

Gains or (losses) on hedging instruments in cash flow hedges recognised directly in equity	Fourth quarter of 2008
Cumulative gain or loss arising from financial hedging instruments in cash flow hedges at 30 September 2008	85 468
Amounts recognised in equity in the period from 30 September 2008 to 31 December 2008	1 111 748
Amounts transferred from equity to the revenues from sale in the income statement in the period from 30 September 2008 to 31 December 2008	(569 459)
Cumulative gain or loss arising from financial hedging instruments in cash flow hedges at 31 December 2008 (excluding the deferred tax effect)	627 757

(amounts in tables in thousand PLN, unless otherwise stated)

Quarterly financial information of KGHM Polska Miedź S.A. (continuation)

III. Contingent and other off-balance sheet items

	At 31 December 2008	Increase/(decrease) since the end of the last financial year
Contingent receivables	**9 858**	**(113 114)**
Guarantees received	435	(142)
Contested State budget issues	9 216	(113 179)
Other	207	207
Off-balance sheet receivables - inventions, implementation of projects	**25 195**	**-**
Contingent liabilities	**31 002**	**(644 884)**
Guarantees granted	7 170	(5 641)
Disputed issues, pending court proceedings	14 185	6 702
Contingent penalties	1 627	(2 211)
Agreement on the acceptance of the offer and conditional transfer of shares in Polkomtel S.A	-	(641 731)
Preventive measures in respect of mine-related damages	8 000	(2 000)
Other	20	(3)
Off-balance sheet liabilities	**465 264**	**14 075**
Inventions, implementation of projects	61 706	6 118
Operating leases	21 395	(1 107)
Future payments due to perpetual usufruct of land	382 163	9 064

The value of contingent assets was determined based on estimates.

Lubin, 26 February 2009

GŁÓWNY KSIĘGOWY KGHM
DYREKTOR GENERALNY
Centrum Usług Księgowych
Ludmiła Mordylak

WICEPREZES ZARZĄDU
Maciej Tybura

I WICEPREZES ZARZĄDU
Herbert Wirth

END